--------
 FORM 4
--------
--
X  Check this box if no longer
-- subject to Section 16. Form 4 or
   Form 5 obligations may continue.
   See Instruction 1(b).
                                                     ---------------------------
UNITED STATES SECURITIES AND EXCHANGE COMMISSION            OMB Approval
             Washington, D.C. 20549                  ---------------------------
                                                     OMB Number:       3235-0287
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP     Expires: September 30, 1988
                                                     Estimated average burden
        Filed pursuant to Section 16(a)              hours per response .....0.5
    of the Securities Exchange Act of 1934,          ---------------------------
      Section 17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         6. Relationship of Reporting Person(s) to
                                                                                            Issuer
1. Name and Address of Reporting Person*   2. Issuer name and Ticker or Trading Symbol      (Check all applicable)
----------------------------------------   -------------------------------------------   -----------------------------------------

   Rittereiser,  Thomas, as Trustee (3)    The Ashton Technology Group, Inc.; "ASTN"     Director                  10% Owner
   (Last)        (First)        (Middle)                                                 --------                  ---------

   c/o The Dover Group, Inc.
   17 Route 37 East                                                                      Officer                   Other
                 (Street)                                                                (give title below)        (specify below)
                                                                                         ------------------        ---------------
   Toms River,   NJ             08753                                                                                     X
   (City)        (State)        (Zip)
                                                                                         See (1), (2)
                                                                                         -----------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                           3. IRS or Social Security                      5. If Amendment,
                              Number of Reporting      4. Statement for      Date of Original   7. Individual or Joint/Group Filing
                              Person (Voluntary)          Month/Year         (Month/Day/Year)      (Check Applicable Line)
                           -------------------------   ----------------   ----------------      -----------------------------------

                                                       October 1996                             Form (filed by   Form (filed by More
                                                                                                One Reporting    than One Reporting
                                                                                                Person           Person
                                                                                                --------------   -------------------
                                                                                                                          X

------------------------------------------------------------------------------------------------------------------------------------

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------

                                                                              5. Amount of          6. Ownership
                                                       4. Securities             Securities            Form:          7. Nature of
                                                          Acquired (A) or        Beneficially          Direct (D)        Indirect
1. Title of                           3. Transaction      Disposed of (D)        Owned at              or                Beneficial
   Security     2. Transaction Date      Code             (Instr. 3, 4           End of Month          Indirect (I)      Ownership
   (Instr. 3)      (Month/Day/Year)      (Instr. 8)       and 5)                 (Instr. 3 and 4)      (Instr. 4)        (Instr. 4)
-------------   -------------------   --------------   ------------------     -------------------   ---------------   -------------

                                                                (A)
                                                                or
                                      Code       V     Amount   (D)   Price
                                      ----       -     ------   ---   -----

Common Stock    N/A                   N/A        N/A   N/A      N/A   N/A     110,000               D
held by
Thomas
Rittereiser
as Trustee
-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------
Common Stock    N/A                   N/A        N/A   N/A      N/A   N/A      10,000               D
held by
F.E. Weimmer,
Jr.
-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------
Common Stock    N/A                   N/A        N/A   N/A      N/A   N/A     130,000               D
held by
F.E. Weimmer,
Sr.
-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------
Common Stock    N/A                   N/A        N/A   N/A      N/A   N/A      75,000               D
held by
F.E.
Rittereiser,
Sr.
-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

-------------   -------------------   --------   ---   ------   ---   -----   -------------------   ---------------   -------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------

               2. Conversion                                       5. Number of             6. Date
                  or                                                  Derivative               Exercisable       7. Title and
1. Title of       Exercise                                            Securities               and                  Amount of
   Derivative     Price of    3. Transaction       4. Transaction     Acquired (A) or          Expiration           Underlying
   Security       Derivative     Date                 Code            Disposed of (D)          Date                 Securities
   (Instr. 3)     Security       (Month/Day/Year)     (Instr. 8)      (Instr. 3, 4, and 5)     (Month/Day/Year)     (Instr. 3 and 4)
-------------  -------------  -------------------  --------------  -----------------------  -------------------  -------------------

                                                                                            Date       Expira-             Amount or
                                                                                            Exer-      tion                Number of
                                                   Code       V    (A)          (D)         cisable    Date      Title     Shares
                                                   --------   ---  ---          ---         -------    -------   -----     ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

-------------  -------------  -------------------  --------   ---  ----------   ----------  --------   --------  -------   ---------

------------------------------------------------------------------------------------------------------------------------------------

                              9. Number of     10. Ownership
                                 derivative        Form of
                                 Securities        Derivative     11. Nature of
1. Title of    8. Price of       Beneficially      Security:          Indirect
   Derivative     Derivative     Owned at          Direct (D) or      Beneficial
   Security       Security       End of Month      Indirect (I)       Ownership
   (Instr. 3)     (Instr. 5)     (Instr. 4)        (Instr. 4)         (Instr. 4)
-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

-------------  -------------  ---------------  -----------------  --------------

--------------------------------------------------------------------------------

Explanation of Responses:

See Exhibit A for Explanation of Responses for (1) - (3)
                                                                                      See Signature Page
                                                                                      -------------------------------     ----------
** International misstatements or omissions of facts constitute Federal Criminal      **Signature of Reporting Person     Date
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7-96)

                                                                       Exhibit A


          Addendum to FORM 4 for F.E. Weimmer, Jr., F.E. Weimmer, Sr.,
  F.E. Rittereiser, Sr., and Thomas Rittereiser, as Trustee, for October 1996


(1) The  Reporting  Persons  were part of a group  (the  "Group")  that  filed a
    Schedule 13D on September 13, 1996. The aggregate number of shares of common stock of Ashton owned by the members of the Group was 1,601,000 shares, comprising approximately 21.17% of the outstanding shares of Ashton. The Group was disbanded with the filing of Amendment No. 2 to Schedule 13D on October 28, 1996. As of October 28, 1996, the Filers are not 10% Owners of Asthon.


(2) Neither the filing of this Form 4 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is or was the beneficial owner of any share of common stock of Ashton owned by any other member of the Group, for purposes of ss.16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


(2) The Reporting Persons for this Form 4 are Thomas Rittereiser, as Trustee, F.E. Weimmer, Jr., F.E. Weimmer, Sr., and F.E. Rittereiser, Sr.



CW&T/C:\DOCSOPEN\NYLIB1\LSTOLLER\0102080.01

         Signatures of Reporting Persons for Form 4, filed as of September 13, 1996. The address for each Reporting Person is c/o The Dover Group, Inc., 17 Route 37 East, Toms River, New Jersey 08753.


Dated:  November 1, 1996


Thomas Rittereiser, as Trustee                  F.E. Weimmer, Sr.

/s/Thomas Rittereiser, as Trustee               /s/F.E. Weimmer, Sr.
---------------------------------               --------------------------------


F.E. Weimmer, Jr.                               F.E. Rittereiser, Sr.
/s/F.E. Weimmer, Jr.                            /s/F.E. Rittereiser, Sr.
--------------------------------                --------------------------------